UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended         December 31, 2016

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

Table of Contents

PROVIDENT BANK 401(k) PLAN

Report of Independent Registered Public Accounting Firm
The Audit Committee of Provident Financial Services, Inc.
Provident Bank 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Provident Bank 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule, Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016, is fairly stated in all material respects in relation to the 2016 financial statements as a whole.
/s/ KPMG LLP
New York, NY
June 21, 2017

PROVIDENT BANK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$71,376,785	58,019,799
Investments in fully benefit-responsive investment contracts, at contract value	10,251,350	9,174,141
Notes receivable from participants	2,145,658	2,066,646
Net assets available for benefits	$83,773,793	69,260,586

See accompanying notes to financial statements.

Provident Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2016 and 2015

`

	2016	2015
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$8,513,278	893,106
Dividend income	1,053,257	958,696
Interest income	158,414	156,750
Net investment income	9,724,949	2,008,552

Interest on participant notes receivable	85,217	81,177
Contributions:
Employee contributions	4,923,262	4,423,780
Employer contributions	847,625	743,695
Rollover contributions	2,171,451	1,470,250
Total contributions	7,942,338	6,637,725
Total additions	17,752,504	8,727,454

Deductions from net assets attributable to:
Benefits paid to participants	3,345,102	4,303,695
Administrative expense	39,941	39,234
Total deductions	3,385,043	4,342,929
Increase in net assets available for benefits, before transfers	14,367,461	4,384,525

Transfers to the Plan	145,746	63,103
Increase in net assets available for benefits, after transfers	14,513,207	4,447,628
Net assets available for benefits at beginning of year	69,260,586	64,812,958
Net assets available for benefits at end of year	$83,773,793	69,260,586

See accompanying notes to financial statements.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(1)	Plan Description
Provident Bank 401(k) Plan (formerly known as "The Provident Bank 401(k) Plan") (the “Plan”) is a voluntary, participant‑directed defined contribution plan sponsored by the Provident Bank (the “Bank”) and covers all eligible employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Eligible employees are automatically enrolled in the Plan. The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.

(a)	Employee Contributions
Participants may elect to make tax deferred contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or the Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.
All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution. Effective April 1, 2016, the Plan was amended to provide for an increase in the automatic deferral contribution percentage from 3% to 4% of eligible compensation. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.
A participant may make “catch‑up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch‑up contribution limit for the years ended December 31, 2016 and 2015 is $6,000. Catch‑up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant’s catch‑up contributions be reclassified as regular contributions if the participant elects catch‑up contributions and fails to make the maximum allowable regular 401(k) contribution.

(b)	Employee Stock Ownership Plan (“ESOP”) Diversification - Transfer to the Plan
Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed ten years of participation in the Plan, will have an option to diversify their holdings.
For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to have up to 50 percent of the value of their ESOP account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.
In 2016 and 2015, approximately $146,000 and $63,000 was transferred into the Plan, respectively, in connection with ESOP diversifications.

(c)	Employer Contributions
In 2016 and 2015, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate at its sole discretion.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(d)	Vesting
Participants are always fully vested in their contributions and income or losses thereon. Employer matching contributions to a participant’s account are also fully vested.

(e)	Notes Receivable from Participants
Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account balance. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan. As of December 31, 2016, the interest rates on these loans ranged from 4.25% to 4.75% . As of December 31, 2015, the interest rate on all loans ranged from 4.25% to 4.5%.
Principal and interest is paid ratably through bi‑weekly payroll deductions or directly by the participant to the Plan custodian.

(f)	Benefit Payments/Withdrawals
Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi‑annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During employment, participants may make cash withdrawals of post‑tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre‑tax participant contributions are also permitted once per year, but with a penalty.
Participants may elect to have allocated cash dividends declared on the employer common stock and received by the Trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2016 and 2015, cash dividends of $18,995 and $18,219 respectively, were paid through to Plan participants.

(g)	Participants’ Accounts
Separate accounts for each participant are maintained and credited with the participant’s contributions, the Bank’s contributions made on behalf of that participant and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.

(h)	Plan Changes
Effective January 1, 2016, the Plan was amended to restate the Valuation of Employer Stock to meet the requirements of Section 170(a)(1) of the Internal Revenue Code (the Code). The amended section states that all valuations of Employer Stock not readily tradable on an established securities market shall be made by an independent appraiser who meets requirements similar to the requirements of the regulations prescribed under Section 170(a)(1) of the Code.
Effective April 1, 2016, the Plan was amended to provide for an increase in the automatic deferral contribution percentage from 3% to 4%. The Plan was further amended, for employees who have not affirmatively elected otherwise in an Elective Deferral Agreement, to increase 1% per year not to exceed 10% (6% for Plan years before January 1, 2016). The Plan was further amended to expire a participant's "Opt Out Election" on December 31st of each Plan year for which a 0% election is made. This provision

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

allows the Plan to Auto Enroll participants at 4% unless a participant otherwise makes an affirmative election.
Effective October 1, 2016, the Plan was amended to change the name of the Plan from "The Provident Bank 401(k) Plan" to "Provident Bank 401(k) Plan"; clarify the definition of a Highly Compensated Employee; and to simplify administration of loans to participants of the Plan.

(i)	Funds and Accounts Managed by Principal Trust Company
Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Risks and Uncertainties
The Plan invests in various investment instruments, including mutual funds, pooled separate accounts, guaranteed investment contracts, and common stocks. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near‑term and that such changes could materially affect the amounts reported in the financial statements.
The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.
The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”). At December 31, 2016 and 2015, approximately 23% and 19% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the financial performance of the Company, and the market’s evaluation of such performance.

(d)	Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

(e)	Investment Securities
Investment securities, other than fully benefit responsive investment contracts, are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date and are stated at fair value.
For fully benefit responsive contracts, contract value is the relevant measurement attributable to that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

(f)	Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(g)	Benefits Paid to Participants
Benefits are recorded when paid.

(h)	Impact of Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent), which exempts investments measured using the net asset value (NAV) practical expedient in ASC 820, Fair Value Measurement, from categorization within fair value hierarchy. The guidance requires retrospective application and is effective for public business entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. For all other entities, the guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Early adoption is permitted. Management adopted ASU No. 2015-07 as of December 31, 2016. This adoption has resulted in no impact to the financial statements or notes to the financial statements.
In June 2015, the FASB issued ASU 2015-10, Technical Corrections and Improvements that addresses a variety of matters including a refinement of the definition of an equity security that has a readily determinable fair value.  Paragraph 30 of the ASU amends the master glossary term, readily determinable fair value, in part as follows: An equity security has a readily determinable fair value if it meets any of the following conditions … (c) The fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions.
Paragraph 30 of the ASU became effective upon issuance and the Plan applied this guidance as of December 31, 2016. This refinement has resulted in no impact to the financial statements or notes to the financial statements.
In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Parts I and II are effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

Part III is effective for fiscal years beginning after December 15, 2015 and should be applied prospectively, with early application permitted. Management adopted ASU No. 2015-12 as of December 31, 2016 and prior presentation and disclosures have been retrospectively updated to conform to the new guidance.

(3)	Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. Contract administrator fees are paid from Plan assets. Investment management fees are paid to the funds offered by the Plan and is reflected in the change in fair value of the Plan holdings.

(4)	Plan Termination
Although it has not expressed intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.

(5)	Federal Income Taxes
On November 4, 2016, the Plan received a favorable Determination Letter from the IRS, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter in accordance with the IRS requirements. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Investment Securities at Fair Value
Investment Securities recorded at fair value at December 31, 2016 and 2015 consisted of mutual funds, pooled separate accounts and common stock issued by Provident Financial Services, Inc.
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:

Level 1:	Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

There has been no changes in valuation methodologies used at December 31, 2016 and 2015 other than the reclassifications of investments in fully benefit responsive contracts related to the adoption of ASU 2015-12 as discussed in note 2(h). The valuation methodologies used for assets measured at fair value are as follows:
Pooled separate accounts: Valued by the net asset value ("NAV") of the pooled separate accounts, based on the fair value of the underlying holdings.
Mutual funds: Mutual Funds are measured based on exchange quoted prices available in active markets.
Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2016 and 2015:

	Fair value measurements at December 31, 2016
	Total	Level 1	Level 2	Level 3
Pooled separate accounts	$6,735,619	$—	$6,735,619	$—
Mutual funds	45,406,561	45,406,561	—	—
Provident Financial Services, Inc. common stock	19,234,605	19,234,605	—	—
	$71,376,785	$64,641,166	$6,735,619	$—

	Fair value measurements at December 31, 2015
	Total	Level 1	Level 2	Level 3
Pooled separate accounts:	$4,775,811	$—	$4,775,811	$—
Mutual funds	39,832,043	39,832,043	—	—
Provident Financial Services, Inc. common stock	13,411,945	13,411,945	—	—
	$58,019,799	$53,243,988	$4,775,811	$—

The Plan’s mutual fund and pooled separate account investments are valued and are redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a trading fee of 1% to 2%.

(7)	Principal Fixed Income Option
The Plan invests in the Principal Fixed Income Option (the “Contract”), a benefit‑responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts whose yields are based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage‑backed securities and short‑term cash equivalents.
The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2016 and 2015

redemptions by unit holders. An employer‑level surrender of the Plan’s interest in the Principal Fixed Income Option or employer‑initiated transfer will be subject to either a 12‑month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.
The average market yield earned by the Contract, which is also the actual interest credited to participants in the Contract, for the years ending on December 31, 2016 and 2015 was 1.80% and 1.85%, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Contract's ability to transact at contract value, management has determined that as of December 31, 2016 these conditions or transactions are not considered probable.

(8)	Related‑Party Transactions
Certain Plan investments are investment contracts or shares of fixed income and pooled separate accounts managed or issued by The Principal Financial Group (“Principal”) or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party‑in‑interest transactions. Contract administrator fees that were paid from plan assets were $39,941 and $39,234, for the years ended December 31, 2016 and 2015, respectively.
The Plan had invested $19,234,605 and $13,411,945, at fair value, in the common stock of Provident Financial Services, Inc. as of December 31, 2016 and 2015, respectively.

(9)	Subsequent Events
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2016 through June 21, 2017, the date the financial statements were issued, and concluded that no additional disclosures were required.

PROVIDENT BANK 401(k) PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

Identity of issuer		Description of investment	Shares	Fair value
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Small Cap S&P 600 Index	29,751	$1,647,260
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Mid Cap S&P 400 Index	17,219	880,864
*	Principal Life Insurance Company	Pooled Separate Accounts
		Principal Large Cap S&P 500	38,404	4,207,495
*	Principal Life Insurance Company	Insurance Company General Account
		Principal Fixed Income Guarantee Option at contract value	788,458	10,251,350
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2005 Fund	8,254	106,148
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2010 Fund	35,368	613,634
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2015 Fund	37,507	531,852
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2020 Fund	225,789	4,608,355
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2025 Fund	155,218	2,405,883
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2030 Fund	174,084	3,922,115
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2035 Fund	46,197	752,543
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2040 Fund	95,932	2,226,573
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2045 Fund	64,575	1,008,656
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2050 Fund	97,274	1,278,187
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2055 Fund	30,874	406,609
	T. Rowe Price Associates, Inc.	Registered Investment Company
		Retirement 2060 Fund	4,601	46,655
	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	70,775	2,047,520
	Prudential Investments, LLC	Registered Investment Company
		Prudential Jennison Mid Cap Growth	91,688	3,027,530
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity	118,068	1,717,894
	Mainstay	Registered Investment Company
		Mainstay Large Cap Growth	753,990	6,069,616
	Columbia Funds	Registered Investment Company
		Columbia Dividend Income	269,538	5,153,562
	Invesco	Registered Investment Company

PROVIDENT BANK 401(k) PLAN

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2016

		Invesco VanKampen Small Cap Value	63,285	1,184,699
	PIMCO	Registered Investment Company
		PIMCO Total Return	310,804	3,117,366
	Capitol Research and Mgmt Co	Registered Investment Company
		American Funds Europacific Growth	77,633	3,435,270
	Vanguard Group	Registered Investment Company
		Vanguard Total Bond Market Index	87,825	935,338
	Vanguard Group	Registered Investment Company
		Vanguard Total International Stock Index	23,416	576,729
	Eagle Asset Management	Registered Investment Company
		Eagle Small Cap Growth I Fund	4,275	233,827
*	Provident Financial Services, Inc.	Common Stock	679,668	19,234,605
*	Notes receivable from participants (a)			2,145,658
	Total			$83,773,793
*	A party-in-interest as defined by ERISA.
(a)	As of December 31, 2016, the interest rate ranged from 4.25% to 4.75% with maturity dates through December 26, 2042.

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(K) PLAN

By:	/s/ Andrea Lustig

Name:	Andrea Lustig
Title:	Plan Administrator
Assistant Vice President
Provident Bank

Date: June 21, 2017